SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Wells Fargo Income Opportunities Fund
(Name of Issuer)

Common Shares
(Title of Class of Securities)

94987B105
(CUSIP Number)

October 28, 2015
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 10 Pages)

______________________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 94987B105                                            13G                               Page 2 of 10

1	NAME OF REPORTING PERSON Trust Asset Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 3,572,944
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,572,944
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.03%[1]
12	TYPE OF REPORTING PERSON IA

[1] The percentages reported herein and  in the rest of this Schedule 13G are calculated based upon 70,983,001 common shares outstanding as of June 5, 2015 as reported in the Company's Definitive Proxy Statement on Schedule 14A filed on June 19, 2015.

CUSIP No. 94987B105                                            13G                               Page 3 of 10

1	NAME OF REPORTING PERSON NorthStar Memorial Group, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,572,944
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.03% [1]
12	TYPE OF REPORTING PERSON HC

[1] The percentages reported herein and in the rest of this Schedule 13G are calculated based upon 70,983,001 common shares outstanding as of June 5, 2015 as reported in the Company's Definitive Proxy Statement on Schedule 14A filed on June 19, 2015.

CUSIP No. 94987B105                                            13G                               Page 4 of 10

Item 1(a).	NAME OF ISSUER

The name of the issuer is Wells Fargo Income Opportunities Fund (the “Company”).

Item 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

The Company’s principal executive offices are located at 525 Market St., 12th Floor, San Francisco, CA 94105.

Item 2(a).	NAME OF PERSON FILING

This statement is being jointly filed by Trust Asset Management, LLC., a Delaware limited liability company (“TAM”) and NorthStar Memorial Group, LLC, a Delaware limited liability company (“NorthStar”). [2]

The Reporting Persons have entered into a Joint Filing Agreement, dated February 12, 2016, a copy of which is filed with this Schedule 13G as Exhibit 1, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The filing of this statement should not be construed as an admission that any of the foregoing persons or the Reporting Persons is, for the purposes of Section 13 of the Act, the beneficial owner of the Common Shares reported herein.

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

The business address of both Trust Asset Management, LLC and NorthStar Memorial Group, LLC is 1900 St. James Place, Suite 300, Houston, Texas 77056.

___________________________

[2] TAM provides investment advisory services to clients that are trusts formed for various regulatory purposes related to the operating business of NorthStar, as prescribed by various state laws.  Pursuant to the terms of each trust agreement governing each of the trusts, NorthStar has no voting rights or rights of disposition.

CUSIP No. 94987B105                                            13G                               Page 5 of 10

Item 2(c).	CITIZENSHIP

Trust Asset Management, LLC and NorthStar Memorial Group, LLC are both limited liability companies organized under the laws of the State of Delaware.

Item 2(d).	TITLE OF CLASS OF SECURITIES

Common Shares.

Item 2(e).	CUSIP NUMBER

94987B105

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO Rules 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act;
(b)	☐	Bank as defined in Section 3(a)(6) of the Act;
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;
(e)	☒	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

Item 4.	OWNERSHIP

The information required by Items 4(a) - (c) is set forth in Rows (5) - (11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

See Exhibit 2.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable.

Item 10.	CERTIFICATION

By signing below each Reporting Person certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 94987B105                                            13G                               Page 7 of 10

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: February 12, 2016

TRUST ASSET MANAGEMENT, LLC.

By: /s/Riley Salyer
Name: Riley Salyer
Title: Authorized Signatory

NORTHSTAR MEMORIAL GROUP, LLC

By: /s/Mark Shinder Name: Mark Shinder Title: Executive Vice President

CUSIP No. 94987B105                                            13G                               Page 8 of 10

EXHIBIT 1

JOINT FILING AGREEMENT
PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATED: February 12, 2016

TRUST ASSET MANAGEMENT, LLC.

By: /s/Riley Salyer
Name: Riley Salyer
Title: Authorized Signatory

NORTHSTAR MEMORIAL GROUP, LLC

By: /s/Mark Shinder Name: Mark Shinder Title: Executive Vice President

CUSIP No. 94987B105                                            13G                               Page 9 of 10

EXHIBIT 2

LIST OF SUBSIDIARIES

50th State Funeral Plan, LLC

Hawaiian Memorial Park Mortuary, LLC

Homelani Memorial Park, LLC

Kona Memorial Park, LLC

Lifemark Group, Inc.

Maui Funeral Plan, LLC

Maui Memorial Park, LLC

Mountain View Cemetery, Inc.

Nakamura Mortuary, LLC

NorthStar Cemetery Services of Arizona, LLC

NorthStar Cemetery Services of California, LLC

NorthStar Cemetery Services of Florida, LLC

NorthStar Cemetery Services of Ohio, LLC

NorthStar Cemetery Services of Oklahoma, LLC

NorthStar Cemetery Services of Tennessee, LLC

NorthStar Cemetery Services of Texas, LLC

NorthStar Cemetery Services of Washington, LLC

NorthStar Cemetery Texas – San Jacinto, LLC

NorthStar Funeral Services of Arizona, LLC

NorthStar Funeral Services of California, LLC

NorthStar Funeral Services of Florida, LLC

NorthStar Funeral Services of Ohio, LLC

NorthStar Funeral Services of Oklahoma, LLC

CUSIP No. 94987B105                                            13G                               Page 10 of 10

NorthStar Funeral Services of Tennessee, LLC

NorthStar Funeral Services of Texas, LLC

NorthStar Funeral Services of Washington, LLC

NorthStar Graceland, LLC

NorthStar Hillcrest, LLC

NorthStar Lakeside, LLC

NorthStar Lakeview, LLC

NorthStar Palm Beach, LLC

NorthStar Royal Palm, LLC

Quantum, Inc.

Smart Cremation, LLC

Sunset Memorial Park Association

Valley of the Temples, LLC